Exhibit 21.1

Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Daktronics Canada Inc.	Canada
Daktronics GmbH	Germany
Daktronics UK Limited	Great Britain
Daktronics (Shanghai) Co., Ltd.	Peoples Republic of China
Daktronics France	France
Daktronics Australia Pty Ltd.	Australia
Daktronics Installation, Inc.	South Dakota
Daktronics Japan, Inc.	Japan
Daktronics HK Limited	Hong Kong
Daktronics (International) Limited	Macau
Daktronics Singapore Pte. Ltd.	Singapore
Daktronics Spain S.L.	Spain
Daktronics Belgium	Belgium
Daktronics Ireland Holdings Limited	Ireland